Exhibit 99.39

DIGIHOST ANNOUNCES NORMAL COURSE ISSUER BID

Vancouver, British Columbia, December 7, 2020 – Digihost Technology Inc. (TSX-V: DGHI; OTCPK: HSSHF) (“Digihost” or the “Company”) is pleased to announce that it has received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 2,003,683 of its subordinate voting shares for cancellation (the “Bid”).

The Company is commencing the Bid because it believes that from time to time the market price of its subordinate voting shares may not fully reflect the underlying value of the Company’s business, and that the repurchase of its subordinate voting shares at those times would be in the best interests of its shareholders.

As of the date hereof, the Company has 40,073,661 subordinate voting shares issued and outstanding. The maximum number of subordinate voting shares that may be purchased by the Company under the Bid represents approximately 5% of the Company’s issued and outstanding shares. Shares repurchased under the Bid will be returned to treasury for cancellation. The Company received acceptance from the TSX Venture Exchange (the “TSXV”) to commence the Bid on December 10, 2020. The Bid will terminate on December 10, 2021, or on an earlier date in the event that the maximum number of common shares sought in the Bid has been repurchased. The Company reserves the right to terminate the Bid at any time.

Purchases pursuant to the Bid are expected to be made through the facilities of the TSXV, or such other permitted means (including through alternative trading systems in Canada), at prevailing market prices.

The Company has engaged Canaccord Genuity Corp. to act as the broker through which the Bid will be conducted.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company’s mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovol-ampere outdoor substation with an option to increase the power output to 42MVA.

For more information, please contact:

Michel Amar, Chief Executive Officer

Telephone: 917-242-6549

Email: michelamar@me.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as the Company’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, and the regulatory environment of cryptocurrency in the applicable jurisdictions. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Such factors include, among others, risks relating to future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; protection of proprietary rights; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of the Company include but are not limited to: the effects on the Company of the Covid-19 crisis; ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices; an increase in network difficulty; the Company may not achieve operating hash rate, power utilization, efficiencies or profitability as currently anticipated, or at all; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the State of New York; the ability to complete current and future financings; any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and the ability to mine digital currencies that will be consistent with historical prices. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.